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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN PLLC

(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 8 2007

THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 ? 2007
WASH, DC
105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



FREDERIC L. ROEBKE
COMMISSION EXPIRES
NOTARY
PUBLIC
DEC 1, 2009
STATE OF WASHINGTON

Signature

President.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has recorded its investments at historical cost in the accompanying statement of financial condition. These investments, in our opinion, should be recorded at fair value to conform with accounting principles generally accepted in the United States ("GAAP"). The effect of this departure from GAAP is to understate investments by $707,186 (net of tax), and stockholder's equity by the same amount as of December 31, 2006, and to understate net income by $180,611 (net of tax effect of $93,042) for the year ended December 31, 2006.

In our opinion, except for the effects of recording investments at historical cost instead of at fair values as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 29, 2007

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash	$	78,062
Accounts receivable		15,266
Prepaid expenses		8,531
Securities held for resale, at fair value		23,440
Investments, at cost (fair value, net of deferred tax, is $1,753,701)		1,046,515
Deferred tax asset		23,000
Furniture and equipment, net of accumulated depreciation of $208,195		18,331
	$	1,213,145

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	109,194
Income tax payable		27,558
		136,752
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		1,061,683
		1,076,393
	$	1,213,145

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 1,516,159
Gain on securities transactions	607,418
Interest, dividends and other income	158,222
	2,281,799
Expenses	
Compensation and benefits	1,354,953
Profit sharing contribution	165,547
Rent	133,824
Taxes, other than on income	120,129
Professional fees	82,680
Interest	17,707
Dues and subscriptions	30,359
Telephone	22,684
Auto	21,479
Office supplies	20,929
Data processing	16,262
Other operating expenses	16,060
Depreciation	8,828
Contributions	4,900
Repair and maintenance	4,561
	2,020,902
Income before income tax expense	260,897
Income tax expense	(63,893)
Net income	**$ 197,004**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Common Stock	Retained Earnings	Total
Balance, December 31, 2005	$ 14,710	$ 864,679	$ 879,389
Net income for 2006		197,004	197,004
Balance, December 31, 2006	$ 14,710	$ 1,061,683	$ 1,076,393

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 197,004
Adjustments to reconcile net income to cash flows from operating activities	
Depreciation	8,828
Deferred tax expense	200
Gain on sale of investments	(40,170)
Changes in operating assets and liabilities	
Accounts receivable	(975)
Securities held for resale	253,790
Prepaid expenses	(7,138)
Decrease in payable to clearing company	(176,409)
Accounts payable and accrued expenses	29,750
Income tax payable	6,000
Cash flows from operating activities	270,880
Cash Flows from Investing Activities	
Proceeds from sale of investments	76,625
Purchase of investments	(289,694)
Purchase of furniture and equipment	(5,307)
Cash flows from investing activities	(218,376)
Increase in cash	**52,504**
Cash balance, beginning of year	25,558
Cash balance, end of year	$ 78,062
Supplemental cash flow information	
Cash paid during the year for:	
Federal income tax	$ 57,963
Interest	$ 17,707

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. (the "Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Security transactions are recorded on a settlement date basis which is not materially different from transactions recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances in large commercial banks and with a large brokerage institution. Bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation and brokerage balances are insured up to $500,000 by the Security Investors Protection Corporation.

Cash balances are available for immediate withdrawal.

Securities Held for Resale

Securities held for resale are carried at fair value and consist of equity and debt securities. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Investments

Investments are carried at cost and consist of various common stocks. Realized (calculated using the average cost method) gains and losses are reflected in the results of operations for the year. At December 31, 2006, the fair value of investments exceeded the cost basis by $707,186 after deducting deferred taxes of $364,308.

No individual stock was in excess of 10% of total investments at cost. One stock represented 14% of investments calculated using fair value.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax asset results from differences in depreciation rates on property. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided (and there was no change in the valuation reserve during the year). The benefit (provision) for income tax is composed of:

Current provision	$	(63,693)
Deferred expense		(200)
	$	(63,893)

The provision for Federal income tax differs from the statutory rate due to interest income that is exempt from tax and the dividends received deduction.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Related Party Transactions

The Company has an office lease agreement with a company owned in part by the Company president. The office space is leased on a month-to-month basis. The total rent expense paid to the related party amounted to $133,824 for the year ended December 31, 2006.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2006, the Company had computed net capital of $1,411,317, which was in excess of the required net capital level by $1,161,317. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .1 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	1,076,393
Additions:		
Unrealized appreciation on investments, net of deferred taxes of $364,308		707,186
Deferred taxes associated with the haircut on unrealized appreciation		57,197
Deductions:		
Fixed assets and other		(26,912)
Unsecured receivable		(15,266)
Deferred tax asset		(23,000)
		(65,178)
Haircuts on securities:		
Municipal bonds		(9,376)
Equity securities		(332,169)
Undue concentration haircuts		(22,736)
Net capital	$	1,411,317

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	109,194
Income tax payable		27,558
	$	136,752

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		10%
Ratio of aggregate indebtedness to net capital		.1 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2006

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	8,029

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, as reported by the Company	$ 1,481,151
Adjustment to correct effects of deferred taxes, assuming investments were marked to fair value	(35,846)
Adjustment to record income tax expense and deferred taxes	(27,558)
Changes from adjustments Increase in undue concentration haircuts on securities	(6,430)
Net capital, as recalculated	$ 1,411,317

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2006

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Martin Nelson & Co., Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency (which is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

January 29, 2007

END